UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves dividends payment

—

Rio de Janeiro, July 22, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that, in a meeting held today, the Annual General Meeting approved dividends to shareholders in the amount of R$ 1.7 billion for common shares (R$ 0.233649 per share) and R$ 2.5 million for preferred shares (R$ 0.000449 per share) outstanding, based on the 2019 annual result.

These values were approved updated by the variation of the SELIC rate from 12/31/2019 to 07/22/2020, which represented an increase in common shares of R$ 0.004420 per share and an increase in preferred shares of R$ 0.000008 per share. Thus, the total amount distributed to shareholders will be R$ 0.238069 per common share and R$ 0.000457 per preferred share.

The payment will be made on December 15, 2020 and shareholders will be entitled to this dividend as follows:

1.	The record date for owners of Petrobras shares traded on the B3 will be July 22, 2020 and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be July 24, 2020.

2.	Petrobras’ shares will be traded ex-dividends on B3 and NYSE as of July 23, 2020.

Petrobras Shareholder Compensation Policy can be accessed on the company's website (http://www.investidorpetrobras.com.br/en).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer